                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 11-K


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended     January 31, 1998
                          ----------------------------------------------------

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _____________________ to ______________________


Commission file number            1-11084
                       -------------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                   Kohl's Corporation Employee Savings Plan


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Kohl's Corporation
                          N56 W17000 Ridgewood Drive
                           Menomonee Falls, WI 53051

                             REQUIRED INFORMATION
                             --------------------

1. Not Applicable.

2. Not Applicable.

3. Not Applicable.

4. The Kohl's Corporation Employee Savings Plan (the Plan) is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


Exhibits
--------

24.  Consent of Independent Auditors

                                  SIGNATURES
                                  ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 Kohl's Corporation Employee Savings Plan

Date: July 27, 1998              By:  /s/Arlene Meier
      -------------                   ------------------------------------------
                                 Arlene Meier
                                 Administrative Committee Member

                              Kohl's Corporation
                             Employee Savings Plan

                             Financial Statements
                          and Supplemental Schedules

                         Years ended January 31, 1998
                             and February 1, 1997




                                   Contents


Report of Independent Auditors.............................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.......................  2
Statements of Changes in Net Assets Available for Plan Benefits............  4
Notes to Financial Statements..............................................  6


Supplemental Schedules

Line 27(a) -- Schedule of Assets Held for Investment Purposes.............. 10
Line 27(d) -- Schedule of Reportable Transactions.......................... 11

                        Report of Independent Auditors

Plan Administrator
Kohl's Corporation Employee Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Kohl's Corporation Employee Savings Plan (the Plan) as of January 31, 1998 and February 1, 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at January 31, 1998 and February 1, 1997, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of January 31, 1998, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in material respects in relation to the basic financial statements taken as a whole.


Milwaukee Wisconsin                                        /s/ Ernst & Young LLP
June 5, 1998

Ernst & Young LLP is a member of Ernst & Young International LTD.

                              Kohl's Corporation
                             Employee Savings Plan

              Statement of Net Assets Available for Plan Benefits

                                                                      January 31, 1998
                              --------------------------------------------------------------------------------------------------
                                    Stock           Balance       Stable Income    Company Stock     Templeton
                                    Fund             Fund             Fund             Fund         Foreign Fund       Total
                              --------------------------------------------------------------------------------------------------
Investments, at fair value:

 William Blair Growth Fund       $31,226,772      $        --      $        --     $        --     $        --      $31,226,772
 Masterworks Asset
  Allocation Fund                         --       17,597,785               --              --              --       17,597,785
 Employee Benefit GIC Fund                --               --       10,896,653              --              --       10,896,653
 Kohl's Corporation Common
  Stock                                   --               --               --      17,865,381              --       17,865,381
 Templeton Foreign Fund                   --               --               --              --       1,032,358        1,032,358
 Bank of America Short-Term
  Investment Fund                         --               --               --             856              --              856
                              -------------------------------------------------------------------------------------------------
Total investments                 31,226,772       17,597,785       10,896,653      17,866,237       1,032,358       78,619,805

Receivables:
 Interest and dividends                  198           28,842               42             262              17           29,361
 Company contribution                915,378          435,002        1,332,037         412,144          24,026        3,118,587
 Participants' contribution          359,404          190,488          118,366         168,703          26,936          863,897
                              -------------------------------------------------------------------------------------------------
Total receivables                  1,274,980          654,332        1,450,445         581,109          50,979        4,011,845
                              -------------------------------------------------------------------------------------------------
Net assets available for
 plan benefits                   $32,501,752      $18,252,117      $12,347,098     $18,447,346      $1,083,337      $82,631,650
                              =====================================================================================================


See accompanying notes.

                         February 1, 1997
-------------------------------------------------------------------
   Stock        Balance       Stable       Company
    Fund         Fund      Income Fund    Stock Fund      Total
-------------------------------------------------------------------

$23,327,466   $         -   $         -    $        -   $23,327,466

          -    12,343,681             -             -    12,343,681

          -             -     9,099,101             -     9,099,101

          -             -             -     8,767,440     8,767,440

          -             -             -             -             -
      8,295         2,526             -         7,040        17,861
-------------------------------------------------------------------
 23,335,761    12,346,207     9,099,101     8,774,480    53,555,549


        216           110             -           229           555
     85,471        43,078     2,481,386        35,694     2,645,629
    353,560       172,357       119,343       146,830       792,090
-------------------------------------------------------------------
    439,247       215,545     2,600,729       182,753     3,438,274
-------------------------------------------------------------------

$23,775,008   $12,561,752   $11,699,830    $8,957,233   $56,993,823
===================================================================

See accompanying notes.

                              Kohl's Corporation
                             Employee Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits

                          Year ended January 31, 1998

                                                               Stable                   Templeton
                                     Stock       Balance       Income       Company      Foreign
                                     Fund         Fund          Fund      Stock Fund      Fund         Total
                                 ------------------------------------------------------------------------------
Additions:
 Net realized and unrealized
  appreciation (depreciation)
  in fair value of investments    $ 2,808,834  $   875,238  $   636,930   $ 7,204,790  $ (154,326)  $11,371,466
 Interest and dividend income       1,529,474    2,127,043           64         4,011     103,226     3,763,818
                                 ------------------------------------------------------------------------------
 Net investment income (loss)       4,338,308    3,002,281      636,994     7,208,801     (51,100)   15,135,284

 Contributions:
  Company                           1,662,785      834,775    1,577,055       730,766      64,316     4,869,697
  Participants                      3,892,839    1,969,527    1,280,473     1,737,463     200,920     9,081,222
  Rollovers                           704,123      389,334      158,957       311,626     123,346     1,687,386
                                 ------------------------------------------------------------------------------
 Total contributions                6,259,747    3,193,636    3,016,485     2,779,855     388,582    15,638,305
                                 ------------------------------------------------------------------------------
Total additions                    10,598,055    6,195,917    3,653,479     9,988,656     337,482    30,773,589

Deductions--
 Benefit and withdrawal payments    2,015,977    1,031,803    1,165,269       912,725       9,988     5,135,762


Transfers between funds               144,666      526,251   (1,840,942)      414,182     755,843            --
                                 ------------------------------------------------------------------------------
Increase in net assets
 available for plan benefits        8,726,744    5,690,365      647,268     9,490,113   1,083,337    25,637,827

Net assets available for plan
 benefits at beginning of year     23,775,008   12,561,752   11,699,830     8,957,233          --    56,993,823
                                 ------------------------------------------------------------------------------
Net assets available for plan
 benefits at end of year          $32,501,752  $18,252,117  $12,347,098   $18,447,346  $1,083,337   $82,631,650
                                 ==============================================================================

See accompanying notes.

                              Kohl's Corporation
                             Employee Savings Plan

        Statements of Changes in Net Assets Available for Plan Benefits
                                  (continued)

                          Year ended February 1, 1997

                                                                   Stable
                                       Stock        Balance        Income      Company
                                       Fund           Fund          Fund      Stock Fund      Total
                                   -------------------------------------------------------------------
Additions:
 Net realized and unrealized
  appreciation in fair value of
  investments                       $ 1,680,371   $   196,218   $   545,981   $1,159,915   $ 3,582,485
 Interest and dividend income           872,595     1,053,833           854        4,987     1,932,269
                                   -------------------------------------------------------------------
 Net investment income                2,552,966     1,250,051       546,835    1,164,902     5,514,754

 Contributions:
  Company                               644,329       409,732     2,775,035      244,888     4,073,984
  Participants                        2,876,866     1,756,582     1,360,033    1,198,167     7,191,648
  Rollovers                           5,217,418     2,440,848     2,073,569    1,913,564    11,645,399
                                   -------------------------------------------------------------------
 Total contributions                  8,738,613     4,607,162     6,208,637    3,356,619    22,911,031
                                   -------------------------------------------------------------------
Total additions                      11,291,579     5,857,213     6,755,472    4,521,521    28,425,785

Deductions:
 Benefit and withdrawal payments
                                        740,306       524,150       838,968      206,303     2,309,727
 Other expenses                               -             -         7,988       34,180        42,168
                                   -------------------------------------------------------------------
Total deductions                        740,306       524,150       846,956      240,483     2,351,895

Transfers between funds               2,797,583      (749,426)   (3,347,346)   1,299,189             -
                                   -------------------------------------------------------------------
Increase in net assets
 available for plan benefits         13,348,856     4,583,637     2,561,170    5,580,227    26,073,890

Net assets available for plan
 benefits at beginning of year       10,426,152     7,978,115     9,138,660    3,377,006    30,919,933
                                   -------------------------------------------------------------------
Net assets available for plan
 benefits at end of year            $23,775,008   $12,561,752   $11,699,830   $8,957,233   $56,993,823
                                   ===================================================================

See accompanying notes.

                              Kohl's Corporation
                             Employee Savings Plan

                         Notes to Financial Statements

                               January 31, 1998


1. Description of Plan

The Kohl's Corporation Employee Savings Plan (the Plan) is a defined contribution plan covering all employees of Kohl's Corporation (the Company) with greater than 750 hours of service in any calendar year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Participants should refer to the "Savings Plan Handbook" for a description of the Plan.

2. Summary of Significant Accounting Policies

Valuation of Investments

Investments in Kohl's Corporation common stock, the William Blair Growth Fund, the Masterworks Asset Allocation Fund and the Templeton Foreign Fund are valued at fair value as established by quoted market prices. The Employee Benefit GIC Fund and the Bank of America Short-Term Investment Fund are valued at fair value based on the redemption prices established by Bank of America Trust Company.

Investment Options

The Plan is intended to satisfy the requirements under Section 404(c) of the Employee Retirement Income Security Act of 1974 and, therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's five investment alternatives quarterly.

Contributions

Contributions from the Company are accrued for in accordance with the terms of the Plan. Participant contributions are recorded in the period the Company makes corresponding payroll deductions.

Expenses

Expenses related to the administration of the Plan are paid by the Company.

                              Kohl's Corporation
                             Employee Savings Plan

                   Notes to Financial Statements (continued)


2. Summary of Significant Accounting Policies (continued)

Plan Year

The Plan's fiscal year ends on the Saturday closest to January 31.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.

3. Contributions and Benefit and Withdrawal Payments

Eligible participants may make voluntary tax-deferred contributions up to a total of 15% of their base compensation (as defined), subject to certain statutory limits. Participant contributions made with tax-deferred dollars under
Section 401(k) of the Internal Revenue Code are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and growth thereon until the participant withdraws them from the Plan. The participant's contribution rate may be adjusted at the discretion of the plan administrator if a reduced rate is necessary to maintain Section 401(k) benefits. The Company matching contribution is equal to 33 1/3% of each participant's contribution, up to a maximum of 2% of the participant's base compensation. Beginning in fiscal 1997, the Plan provided for additional Company contributions based on the discretion of the Company's Board of Directors.

All voluntary contributions made by a participant are fully vested. The Company's matching contribution is 100% vested after five years of credited service.

Eligible participants had the option to transfer amounts into the Plan from the Kohl's Corporation Employee Pension Plan which was terminated on April 12, 1996. During fiscal 1996, rollovers consisted of $10,781,662 from the Employee Pension Plan, and $863,737 from other sources.

Upon termination, the nonvested portion of any participant account is forfeited. Forfeitures are applied to reduce Company contributions.

                              Kohl's Corporation
                             Employee Savings Plan

                   Notes to Financial Statements (continued)


3. Contributions and Benefit and Withdrawal Payments (continued)

Retired participants' and total and permanently disabled participants' vested benefits are distributed, at the discretion of the participant, in a lump-sum payment or in periodic equal installments over a period not exceeding the lesser of ten years or the life expectancy of the participant. Terminated participants' and deceased participants' vested benefits are distributed in a lump-sum payment.

Participants may withdraw, at any time, upon substantial financial hardship (as defined), any portion of the balance in their account which is attributable to their voluntary tax-deferred contributions and earnings. Participants are prohibited from making contributions to the Plan for twelve months following receipt of a hardship withdrawal.

4. Investments

Investments that represent 5 percent or more of the Plan's net assets are as follows:

                                                    January 31,   February 1,
                                                        1998          1997
                                                    -------------------------
William Blair Growth Fund                           $31,226,772   $23,327,466
Masterworks Asset Allocation Fund                    17,597,785    12,343,681
Employee Benefit GIC Fund                            10,896,653     9,099,101
Kohl's Corporation Common Stock                      17,865,381     8,767,440

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                    January 31,    February 1,
                                                       1998            1997
                                                    --------------------------
Net assets available for plan benefits per the
 financial statements                               $82,631,650    $56,993,823

Amounts allocated to withdrawn participants          (4,908,030)    (1,079,590)
                                                    --------------------------
Net assets available for plan benefits per the
 Form 5500                                          $77,723,620    $55,914,233
                                                    ==========================

                              Kohl's Corporation
                             Employee Savings Plan

                   Notes to Financial Statements (continued)


6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. Income Tax Status

The Internal Revenue Service ruled (September 30, 1991) that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                            Supplemental Schedules

                              Kohl's Corporation
                             Employee Savings Plan
                   Employer Identification Number 13-3357362
                                Plan Number 002

         Line 27(a) - Schedule of Assets Held for Investment Purposes

                               January 31, 1998

                                                      Number of                         Current
                 Description                        Shares/Units        Cost             Value
-------------------------------------------------------------------------------------------------
William Blair Growth Fund                             2,039,632      $25,857,411      $31,226,772
Masterworks Asset Allocation Fund                     1,363,113       15,576,953       17,597,785
Employee Benefit GIC Fund                               573,844        9,844,772       10,896,653
Kohl's Corporation Common Stock*                        257,519        9,339,132       17,865,381
Templeton Foreign Fund                                  103,339        1,179,398        1,032,358
Bank of America Short-Term Investment Fund*                 856              856              856
                                                                   ------------------------------
                                                                     $61,798,522      $78,619,805
                                                                   ==============================

*represents a party-in-interest to the Plan.

                              Kohl's Corporation
                             Employee Savings Plan
                   Employer Identification Number 13-3357362
                                Plan Number 002

               Line 27(d) -- Schedule of Reportable Transactions

                          Year ended January 31, 1998



                                                                                                       Current Value
                                                                                                        of Asset on       Net
     Identity of                   Description of       Selling         Purchase          Cost of       Transaction       Gain
   Party Involved                      Assets            Price            Price            Asset            Date          (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)--Series of security transactions in excess of 5 percent of plan assets

Bank of America Short-Term
 Investment Fund*                     Mutual fund      $14,504,335      $        --      $14,504,335      $14,504,335  $         --
Bank of America
 Short-Term Investment                Mutual fund               --       14,487,331       14,487,331       14,487,331            --
 Fund*


William Blair Growth Fund             Mutual fund        2,841,736               --        2,348,380        2,841,736       493,356
William Blair Growth Fund             Mutual fund               --        7,932,208        7,932,208        7,932,208            --


Masterworks Asset
 Allocation Fund                      Mutual fund        1,033,137               --          882,664        1,033,137       150,473
Masterworks Asset
 Allocation Fund                      Mutual fund               --        5,412,003        5,412,003        5,412,003            --


Employee Benefit GIC                  Commingled
 Fund                                   bank fund        3,263,687               --        3,034,084        3,263,687       229,603
Employee Benefit GIC                  Commingled
 Fund                                   bank fund               --        4,424,129        4,424,129        4,424,129            --


Kohl's Corporation*                   Common stock       1,094,535               --          605,916        1,094,535       488,619
Kohl's Corporation*                   Common stock              --        3,216,275        3,216,275        3,216,275            --


The above transactions were made at the current value on the transaction date.

There were no category (i), (ii) or (iv) transactions during the year.

*represents a party-in-interest to the Plan.